UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

NEWELL RUBBERMAID INC.
(Exact name of the registrant as specified in its charter)

Delaware	1-9608	36-3514169
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3 Glenlake Parkway, Atlanta Ga.	30328
(Address of principal executive offices)	(Zip code)

John K. Stipancich (770) 418-7000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
A copy of Newell Rubbermaid Inc.’s (the “Company”) Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website at http://www.newellrubbermaid.com/ConflictMineralsReport. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02    Exhibit
A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 of this Form SD.
Section 2 - Exhibits
Item 2.01    Exhibits
Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NEWELL RUBBERMAID INC.
/s/ John K. Stipancich
John K. Stipancich, Executive Vice President, General Counsel & Corporate Secretary & EMEA Executive Leader

Dated: May 30, 2014